January 13, 2006

Mr. Jay Webb

Reviewing Accountant

Mail Stop 6010

U.S. Securities and

    Exchange Commission

701 First Street, N.E.

Washington, D.C. 20549

RE:	Edwards Lifesciences Corporation
Form 10-K for fiscal year ended December 31, 2004
Filed March 7, 2005
File No. 1-15525
Form 8-K filed October 25, 2005

Dear Mr. Webb:

Set forth below are the comments from the Staff’s letter dated January 11, 2006 with respect to Edwards Lifesciences Corporation (the “Company”) Form 10-K as filed with the SEC on March 7, 2005, and Form 8-K as filed on October 25, 2005, and the Company’s responses to those comments.

Form 10-K for the year-end December 31, 2004

Notes to Financial Statements, page 53

Note 2 Summary of Significant Accounting Policies, page 53

Investment in Unconsolidated Affiliates, page 57

STAFF COMMENT

1.               We refer to your response to Comment 1 in our letter dated December 8, 2005.  Please revise future filings to clearly explain how you evaluated whether or not your investment in Sangamo was permanently impaired at each quarterly and annual balance sheet date and to disclose why management believed no permanent impairment existed until the third quarter of 2005.  The requested additional future disclosures should include the significant information outlined in your response to our prior comment.

Edwards Lifesciences Corporation

One Edwards Way   Irvine, CA USA   92614

Phone: 949.250.2500   Fax: 949.250.2525   www.edwards.com

U.S. Securities and Exchange Commission

January 13, 2006

COMPANY RESPONSE

We acknowledge the Staff’s comment and will revise future filings.

*   *   *

If you have any questions regarding the foregoing, please contact the undersigned at (949) 250-6865.

Sincerely,

/s/ Thomas M. Abate
Thomas M. Abate
Corporate Vice President,
Chief Financial Officer and Treasurer